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                              March 4, 2024

       Charles Allen
       Chief Executive Officer
       BTCS Inc.
       9466 Georgia Avenue, No. 124
       Silver Spring, MD 20910

                                                        Re: BTCS Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 14,
2024
                                                            File No. 333-277065

       Dear Charles Allen:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1. Please revise to disclose the amount of all securities offered pursuant to General
                                                        Instruction I.B.6
during the prior 12 calendar month period. Refer to Instruction 7 to the
                                                        General Instruction
I.B.6 of Form S-3.
       General

   2. Please confirm your understanding that we will not be in a position to declare your registration statement
effective until all outstanding comments regarding your Form 10-K for the fiscal year
ended December 31, 2022 have been resolved. In addition, to the extent that any comments
related to our review of your Form 10-K apply to disclosure in the registration statement,
please make corresponding revisions to all affected disclosure.
 Charles Allen
FirstName
BTCS Inc. LastNameCharles Allen
Comapany
March      NameBTCS Inc.
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets